UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004 (August 11, 2004)

Commission File Number: 1-9141

THE NEWS CORPORATION LIMITED

(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No       X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report is incorporated by reference in the prospectus contained in Registration Statement Nos. 33-43799, 33-71446, 33-86358, 33-89584, 333-4962, 333-6324, 333-6896, 333-7466, 333-10338, 333-10624, 333-12878, 333-8246, 333-13556, 333-106837, 333-112405, 333-112428 and 333-51434 filed by the Registrant under the Securities Act of 1933.

Annexed hereto are excerpts from the announcements by The News Corporation Limited (“News Corporation”) of its financial results for the quarter ended June 30, 2004 in Australian and U.S. dollars.

Such announcements were filed with the Australian Stock Exchange and released in New York on August 11, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date: August 11, 2004	By:	/s/ Arthur M. Siskind
Arthur M. Siskind
Director

EXHIBIT INDEX

Exhibit	Page No. in Sequential Numbering System
A. Excerpt from the announcement made by News Corporation of its financial results in Australian dollars for the quarter ended June 30, 2004.	5

B. Excerpt from the announcement made by News Corporation of its financial results in U.S. dollars for the quarter ended June 30, 2004.	9

EXHIBIT A

EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED

30 JUNE, 2004 IN AUSTRALIAN DOLLARS

STATEMENT OF FINANCIAL PERFORMANCE 1

	Note	3 Months Ended 30 June,		12 Months Ended 30 June,
		2004	2003	2004	2003
		A$ Millions (except per share amounts)
Sales revenue	1	$7,697	$7,130	$29,428	$29,913
Operating expenses		(6,656)	(6,248)	(25,126)	(25,561)

Operating income	1	1,041	882	4,302	4,352

Net profit (loss) from associated entities		116	338	322	(89)

Borrowing costs		(220)	(231)	(845)	(1,000)
Interest income		70	60	215	209

Net borrowing costs		(150)	(171)	(630)	(791)

Exchangeable securities expense		(33)	(27)	(113)	(94)
Other items before income tax, net		(13)	(277)	(26)	(378)

Profit from ordinary activities before income tax		961	745	3,855	3,000

Income tax expense on:

Ordinary activities before other items		(318)	(202)	(1,246)	(989)
Other items		(3)	155	(1)	215

Net income tax expense		(321)	(47)	(1,247)	(774)

Net profit from ordinary activities after tax		640	698	2,608	2,226

Net profit attributable to outside equity interests		(85)	(86)	(296)	(418)

Net Profit Attributable to Members of the Parent Entity		$555	$612	$2,312	$1,808

Net exchange gains (losses) recognised directly in equity		2,016	(2,331)	(389)	(4,064)
Other items recognised directly in equity		—	—	—	152

Total change in equity other than those resulting from transactions with owners as owners		$2,571	$(1,719)	$1,923	$(2,104)

Diluted earnings per share on net profit attributable to members of the parent entity

Ordinary shares		$0.083	$0.104	$0.364	$0.305
Preferred limited voting ordinary shares		$0.099	$0.124	$0.437	$0.366
Ordinary and preferred limited voting ordinary shares		$0.093	$0.116	$0.411	$0.342

[a]	Following the issuance in June 2002 of the revised Australian Accounting Standard AASB 1018 “Statement of Financial Performance” this statement has been reformatted from previous presentations to be consistent with the format prescribed in the revised Australian Accounting Standard.

STATEMENT OF FINANCIAL POSITION

	30 June, 2004	30 June, 2003
	A$ Millions
ASSETS
Current Assets
Cash	$5,805	$6,746
Cash on deposit	412	—
Receivables	6,039	5,701
Inventories	2,193	1,931
Other	563	483

Total Current Assets	15,012	14,861

Non-Current Assets
Cash on deposit	—	698
Receivables	1,076	1,219
Investments in associated entities	14,971	5,526
Other investments	811	1,195
Inventories	3,824	4,103
Property, plant and equipment	5,565	6,299
Publishing rights, titles and television licenses	31,185	32,724
Goodwill	318	377
Other	976	745

Total Non-Current Assets	58,726	52,886

Total Assets	$73,738	$67,747

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	$1,553	$33
Payables	7,847	8,298
Tax liabilities	705	714
Provisions	332	258

Total Current Liabilities	10,437	9,303

Non-Current Liabilities
Interest bearing liabilities	10,917	12,396
Payables	2,846	3,545
Tax liabilities	974	666
Provisions	982	1,032

Total Non-Current Liabilities Excluding Exchangeable Securities	15,719	17,639

Exchangeable securities	2,055	2,084

Total Liabilities	28,211	29,026

Shareholders’ Equity
Contributed equity	34,424	28,427
Reserves	2,771	2,760
Retained profits	2,682	1,137

Shareholders’ equity attributable to members of the parent entity	39,877	32,324
Outside equity interests in controlled entities	5,650	6,397

Total Shareholders’ Equity	45,527	38,721

Total Liabilities and Shareholders’ Equity	$73,738	$67,747

STATEMENT OF CASH FLOWS

	12 Months Ended 30 June,
	2004	2003
	A$ Millions
Operating Activity

Net profit attributable to members of the parent entity	$2,312	$1,808
Adjustment for non-cash and non-operating activities:
Equity earnings, net	(367)	159
Distributions from investees	187	35
Outside equity interest	314	421
Depreciation and amortisation	844	776
Other items, net	54	90
Change in assets and liabilities:
Receivables	(480)	(559)
Inventories	(459)	(206)
Payables	465	(657)
Other liabilities	562	616

Cash provided by operating activity	3,432	2,483

Investing and other activity

Property, plant and equipment	(517)	(551)
Acquisitions, net of cash acquired	(289)	(644)
Investments in associated entities	(4,639)	(794)
Other investments	(130)	(145)
Repayment of loans by associate	—	170
Proceeds from sale of non-current assets and business disposals	1,245	167

Cash used in investing activity	(4,330)	(1,797)

Financing activity

Issuance of debt	785	3,172
Repayment of debt and exchangeable securities	(1,351)	(3,673)
Increase (decrease) in cash on deposit	232	(698)
Issuance of shares	834	1,927
Dividends paid	(289)	(272)

Cash provided by financing activity	211	456

Net (decrease) increase in cash	(687)	1,142
Opening cash balance	6,746	6,337
Exchange movement on opening balance	(254)	(733)

Closing cash balance	$5,805	$6,746

Note 1 – SEGMENT DATA

	3 Months Ended 30 June,		12 Months Ended 30 June,
	2004	2003	2004	2003
	A$ Millions		A$ Millions
BY GEOGRAPHIC AREAS

Revenues

United States	$5,213	$5,128	$20,252	$22,689
Europe	1,808	1,374	6,559	4,713
Australasia	676	628	2,617	2,511

	$7,697	$7,130	$29,428	$29,913

Operating Income

United States	$822	$725	$3,630	$3,538
Europe	108	66	230	492
Australasia	111	91	442	322

	$1,041	$882	$4,302	$4,352

BY INDUSTRY SEGMENT

Revenues

Filmed Entertainment	$1,921	$1,707	$7,283	$7,689
Television	1,783	1,807	7,059	8,162
Cable Network Programming	979	1,059	3,563	3,891
Direct Broadcast Satellite Television*	680	340	2,338	340
Magazines and Inserts	349	393	1,375	1,583
Newspapers	1,274	1,157	4,808	4,659
Book Publishing	371	365	1,791	1,992
Other	340	302	1,211	1,597

	$7,697	$7,130	$29,428	$29,913

Operating Income

Filmed Entertainment	$125	$116	$1,244	$1,099
Television	491	468	1,344	1,459
Cable Network Programming	215	145	867	736
Direct Broadcast Satellite Television*	(26)	(104)	(376)	(104)
Magazines and Inserts	92	110	381	438
Newspapers	200	201	831	686
Book Publishing	7	(1)	221	227
Other	(63)	(53)	(210)	(189)

	$1,041	$882	$4,302	$4,352

*	SKY Italia results consolidated as of 1 May, 2003.

EXHIBIT B

EARNINGS RELEASE FOR THE QUARTER AND FISCAL YEAR ENDED

JUNE 30, 2004 IN U.S. DOLLARS PREPARED FOR THE U.S. MARKET. AUSTRALIAN READERS

SHOULD REFER TO THE AUSTRALIAN DOLLAR EARNINGS RELEASE

STATEMENT OF FINANCIAL PERFORMANCE 2

	Note	3 Months Ended June 30,		12 Months Ended June 30,
		2004	2003	2004	2003
		US $ Millions (except per ADR amounts)
Sales revenue	1	$5,521	$4,592	$20,959	$17,474
Operating expenses		(4,774)	(4,022)	(17,895)	(14,942)

Operating income	1	747	570	3,064	2,532

Net profit (loss) from associated entities		83	190	229	(52)

Borrowing costs		(158)	(149)	(602)	(583)
Interest income		50	38	153	122

Net borrowing costs		(108)	(111)	(449)	(461)

Exchangeable securities expense		(23)	(17)	(80)	(55)
Other items before income tax, net		(9)	(165)	(18)	(222)

Profit from ordinary activities before income tax		690	467	2,746	1,742

Income tax expense on:
Ordinary activities before other items		(228)	(132)	(887)	(577)
Other items		(2)	91	(1)	125

Net income tax expense		(230)	(41)	(888)	(452)

Net profit from ordinary activities after tax		460	426	1,858	1,290

Net profit attributable to outside equity interests		(61)	(56)	(211)	(244)

Net Profit Attributable to Members of the Parent Entity		$399	$370	$1,647	$1,046

Net exchange gains recognized directly in equity		118	749	800	1,001
Other items recognized directly in equity		—	—	—	86

Total change in equity other than those resulting from transactions with owners as owners		$517	$1,119	$2,447	$2,133

Diluted earnings per ADR on net profit attributable to members of the parent entity

Ordinary ADRs		$0.24	$0.25	$1.04	$0.71
Preferred limited voting ordinary ADRs		$0.28	$0.30	$1.24	$0.85
Ordinary and preferred limited voting ordinary ADRs		$0.27	$0.28	$1.17	$0.79

[a]	Following the issuance in June 2002 of the revised Australian Accounting Standard AASB 1018 “Statement of Financial Performance” this statement has been reformatted from previous presentations to be consistent with the format prescribed in the revised Australian Accounting Standard.

STATEMENT OF FINANCIAL POSITION

	June 30, 2004	June 30, 2003
	US $ Millions
ASSETS
Current Assets
Cash	$4,051	$4,477
Cash on deposit	287	—
Receivables	4,214	3,784
Inventories	1,530	1,282
Other	393	321

Total Current Assets	10,475	9,864

Non-Current Assets
Cash on deposit	—	463
Receivables	751	809
Investments in associated entities	10,447	3,667
Other investments	566	793
Inventories	2,669	2,723
Property, plant and equipment	3,883	4,180
Publishing rights, titles and television licenses	21,761	21,719
Goodwill	222	250
Other	681	495

Total Non-Current Assets	40,980	35,099

Total Assets	$51,455	$44,963

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	$1,084	$22
Payables	5,476	5,507
Tax liabilities	492	474
Provisions	232	171

Total Current Liabilities	7,284	6,174

Non-Current Liabilities
Interest bearing liabilities	7,618	8,227
Payables	1,986	2,353
Tax liabilities	680	442
Provisions	685	685

Total Non-Current Liabilities Excluding Exchangeable Securities	10,969	11,707

Exchangeable securities	1,433	1,383

Total Liabilities	19,686	19,264

Shareholders’ Equity
Contributed equity	21,447	17,262
Reserves	2,773	1,685
Retained profits	3,606	2,506

Shareholders’ equity attributable to members of the parent entity	27,826	21,453
Outside equity interests in controlled entities	3,943	4,246

Total Shareholders’ Equity	31,769	25,699

Total Liabilities and Shareholders’ Equity	$51,455	$44,963

STATEMENT OF CASH FLOWS

	12 Months Ended June 30,
	2004	2003
	US $ Millions
Operating Activity

Net profit attributable to members of the parent entity	$1,647	$1,046
Adjustment for non-cash and non-operating activities:
Equity earnings, net	(261)	93
Distributions from investees	133	20
Outside equity interest	224	246
Depreciation and amortization	601	453
Other items, net	38	54
Change in assets and liabilities:
Receivables	(335)	(371)
Inventories	(320)	(137)
Payables	276	(180)
Other liabilities	392	409

Cash provided by operating activity	2,395	1,633

Investing and other activity

Property, plant and equipment	(361)	(366)
Acquisitions, net of cash acquired	(202)	(427)
Investments and acquisitions of interests in associated entities	(3,237)	(527)
Other investments	(91)	(96)
Repayment of loans by associate	—	96
Proceeds from sale of non-current assets and business disposals	869	111

Cash used in investing activity	(3,022)	(1,209)

Financing activity

Issuance of debt	548	2,105
Repayment of debt and exchangeable securities	(943)	(2,438)
Increase (decrease) in cash on deposit	162	(463)
Issuance of shares	580	1,279
Dividends paid	(202)	(181)

Cash provided by financing activity	145	302

Net (decrease) increase in cash	(482)	726
Opening cash balance	4,477	3,574
Exchange movement on opening balance	56	177

Closing cash balance	$4,051	$4,477

Note 1 – SEGMENT DATA

	3 Months Ended June 30,		12 Months Ended June 30,
	2004	2003	2004	2003
	US $ Millions		US $ Millions
BY GEOGRAPHIC AREAS

Revenues

United States	$3,740	$3,308	$14,424	$13,237
Europe	1,296	884	4,671	2,772
Australasia	485	400	1,864	1,465

	$5,521	$4,592	$20,959	$17,474

Operating Income

United States	$590	$474	$2,585	$2,064
Europe	77	39	164	280
Australasia	80	57	315	188

	$747	$570	$3,064	$2,532

BY INDUSTRY SEGMENT

Revenues

Filmed Entertainment	$1,378	$1,103	$5,187	$4,486
Television	1,279	1,170	5,027	4,763
Cable Network Programming	702	669	2,538	2,270
Direct Broadcast Satellite Television*	488	220	1,665	220
Magazines and Inserts	250	250	979	923
Newspapers	914	738	3,425	2,718
Book Publishing	267	242	1,276	1,162
Other	243	200	862	932

	$5,521	$4,592	$20,959	$17,474

Operating Income

Filmed Entertainment	$91	$85	$886	$641
Television	351	291	957	851
Cable Network Programming	154	96	617	430
Direct Broadcast Satellite Television*	(19)	(68)	(267)	(68)
Magazines and Inserts	66	70	271	256
Newspapers	144	126	592	400
Book Publishing	6	4	158	133
Other	(46)	(34)	(150)	(111)

	$747	$570	$3,064	$2,532

*	SKY Italia results consolidated as of May 1, 2003